Exhibit 3.1

ASE Industrial Holding Co., Ltd.

Articles of Incorporation

Chapter One: General Principles

Article 1	The Company is called日月光投資控股股份有限公司, and is registered as a company limited by shares according to the ROC Company Act. The English name of the Company is ASE Industrial Holdings Co., Ltd.
Article 2	The Company is engaged in the following businesses: H201010 General Investment Business
Article 3	The investment made by the Company in other companies as a limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the ROC Company Act.
Article 4	The Company may provide external guaranty.
Article 5	The Company’s headquarters is located in the Nantze Export Processing Zone, Kaohsiung, Taiwan, R.O.C. and may set up domestic or foreign branches, offices or business establishments as resolved by the Board of Directors, if necessary.
Chapter Two: Shares
Article 6	The Company’s total capital is NT$50 billion divided into 5 billion shares with a par value of NT$10 per share. Stock options worth of NT$4 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.
Article 7	The share certificates shall be in registered form and have the signatures or seals of at least three directors of the Company and shall be legally authenticated before issuance. In accordance with the provisions set forth in Article 162-2 of the ROC Company Act, the Company may choose to not provide share certificates in print form.
Article 8	No registration of share transfer shall be made within sixty days before each ordinary general shareholders’ meeting, or within thirty days before each extraordinary general shareholders’ meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.
Article 9	The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.
Chapter Three: General Shareholders’ Meeting
Article 10	General shareholders’ meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened according to law by the Board of Directors once annually according to the law within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.
Article 11	General shareholders’ meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.
Article 12	Unless otherwise required by the ROC Company Act, shareholders’ resolutions shall be adopted by at least half of the votes of the shareholders present at a general shareholders’ meeting who hold at least half of all issued and outstanding shares of the Company.
Article 13	Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the ROC Company Act.
Article 14	Any shareholder, who for any reason is unable to attend general shareholders’ meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the general shareholders’ meeting.
Article 15	The general shareholders’ meeting shall be convened by the Board of Directors unless otherwise stipulated in the ROC Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the ROC Company Act should apply. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, that person shall act as the person presiding over the meeting. If two or more persons are entitled to call the general shareholders’ meeting, those persons shall elect one to act as the person presiding over the meeting.
Chapter Four: Director and Supervisor
Article 16	The Company shall have nine to thirteen directors and also three supervisors to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director or supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
The election of the directors and supervisors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.
Article 16-1	Since the second Board of Directors term, the Company shall have thirteen directors, of which there shall be three independent directors and ten non-independent directors, to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.
The election of the directors and supervisors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.
When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held together, provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately; those that receive votes representing more voting rights will be elected as independent directors or non-independent directors.
Upon the expiry of the term of office of the first supervisors of the Company elected, the provisions regarding supervisors under these Articles of Incorporation of the Company shall cease to apply. The Company shall then establish an audit committee in lieu of supervisors in accordance with Article 14-4 of the ROC Securities and Exchange Act to exercise the powers and duties of supervisors stipulated in the ROC Company Act, the ROC Securities and Exchange Act, and other applicable laws and regulations. The audit committee shall comprise solely of the independent directors. The responsibilities, powers and other related matters of the audit committee shall be separately stipulated in rules adopted by the Board of Directors in accordance with applicable laws and regulations.
The election of the Company’s independent directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company’s issued shares and the Board of Directors may nominate a list of candidates for independent directors. After the Board of Directors examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of

Directors, after such person examines and confirms the qualifications of the candidate(s) for serving as an independent director, the name(s) is/are sent to the general shareholders’ meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent directors will be handled according to the ROC Company Act, the ROC Securities and Exchange Act, and other relevant laws and regulations.
Article 16-2	The remuneration of the Company’s independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s Compensation Committee is set at NT$ 360,000 per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.
Article 17	The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1)       Preparing business plans;

(2)       Preparing surplus distribution or loss make-up proposals;

(3)       Preparing proposals to increase or decrease capital;

(4)       Reviewing material internal rules and contracts;

(5)       Hiring and discharging the general manager;

(6)       Establishing and dissolving branch offices;

(7)       Reviewing budgets and audited financial statements; and

(8)       Other duties and powers granted by or in accordance with the ROC Company Act or shareholders’ resolutions.

Article 18	The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds or more of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the ROC Company Act.
Article 19	Board of Directors meetings shall be convened according to the law by the Chairman according to the law, unless otherwise stipulated by the ROC Company

Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via video conference.
Article 19-1	Directors and supervisors shall be notified of Board of Director meetings no later than seven days prior to the meetings. However, in case of any emergency, a Board of Directors meeting may be convened at any time.
Notifications of Board of Directors meetings may be in writing or via email or fax.
Article 20	A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise his/her voting right, but a director can accept only one proxy.
Chapter Five: Manager
Article 21	This company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of ROC Company Act.
Chapter Six: Accounting
Article 22	The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the ROC Company Act and submit them according to law to the ordinary general shareholders’ meeting for approval.
Article 23	If the Company is profitable, 0.1% (inclusive) to 1% (inclusive) of the profits shall be allocated as compensation to employees and 0.75% (inclusive) or less of the profits should be allocated as compensation to directors. While the Company has accumulated losses, the profit shall be set aside to compensate losses before distribution.
The compensation being distributed to employees in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting.
“Employees” referred to in paragraph 1 above includes employees of subsidiaries who meet certain qualifications. Such qualifications are to be determined by the Board of Directors.
Article 24	The annual net income (“Income”) shall be distributed in the order of sequences below:

(1) Making up for losses, if any.
(2) 10% being set aside as legal reserve.
(3) Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4) Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized and measured at fair value through other overall gains or losses.
The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the Board of Directors and adopted by the general shareholders’ meeting.
Article 25	The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder's demand for the cash inflow, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be not less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the Board of Directors and resolved by the general shareholders’ meeting.
Chapter Seven: Appendix
Article 26	The bylaws and rules of procedure of the Company shall be stipulated separately.
Article 27	Any matter not covered by these Articles of Incorporation shall be subject to the ROC Company Act.
Article 28	These Articles of Incorporation were made on [ ], 2016 as approved by all the promoters.